EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Nine Months Ended September 29, 2013	For the Years Ended
(In thousands, except ratio)		December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008
Earnings/(loss) from continuing operations before fixed charges
Earnings/(loss) from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$43,041	$255,621	$66,283	$58,742	$46,800	$2,915
Distributed earnings from less than fifty-percent owned affiliates	1,400	9,251	3,463	8,325	2,775	35,733
Adjusted pre-tax earnings/(loss) from continuing operations	44,441	264,872	69,746	67,067	49,575	38,648
Fixed charges less capitalized interest	47,980	67,279	90,500	95,028	87,475	45,229
Earnings/(loss) from continuing operations before fixed charges	$92,421	$332,151	$160,246	$162,095	$137,050	$83,877
Fixed charges
Interest expense, net of capitalized interest(1)	$45,257	$63,254	$85,941	$89,176	$83,118	$40,310
Capitalized interest	—	17	427	299	1,566	2,639
Portion of rentals representative of interest factor	2,723	4,025	4,559	5,852	4,357	4,919
Total fixed charges	$47,980	$67,296	$90,927	$95,327	$89,041	$47,868
Ratio of earnings to fixed charges	1.93	4.94	1.76	1.70	1.54	1.75

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 30, 2012 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.